                                                Prospectus Supplement
                                                Filed pursuant to Rule 424(b)(3)
                                                File No. 333-56941

                            _______________________

                        AMERICAN DENTAL PARTNERS, INC.

                        750,000 Shares of Common Stock
                                      and
                   $25,000,000 Aggregate Principal Amount of
                         Subordinated Promissory Notes
                                March 16, 1999
                            _______________________

     This Prospectus Supplement relates to the Prospectus dated November 25, 1998 covering our offer and sale of up to 750,000 shares of our Common Stock and up to $25,000,000 aggregate principal amount of our Subordinated Promissory Notes which we may issue from time to time in connection with the future direct and indirect acquisition and affiliation transactions.

     As of March 16, 1999, 730,446 shares of our Common Stock and $24,405,000 of our Subordinated Promissory Notes remain available for future issuance.


                              Recent Developments
                              -------------------

     Since December 31, 1998, we have acquired substantially all the assets of two dental practices and simultaneously entered into a 40-year service agreement with one of the affiliated dental groups. The dentists of the other dental group joined an existing affiliate. The two dental groups are Dental Care of Alabama in Birmingham and Tuscaloosa; and the dental facilities formerly part of CIGNA HealthCare of Arizona, Inc. in Phoenix. The aggregate purchase price paid in connection with these transactions consisted of approximately $3.9 million in cash, $0.1 million in Subordinated Promissory Notes and $0.1 million in deferred payments.

     In addition, we are currently in discussions with a number of dentists and owners of dental group practices about possible affiliations with us. There can be no assurance that we will consummate any of these possible affiliations.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities offered by this Prospectus or determined that this Prospectus is accurate or complete.


                             Financial Information
                             ---------------------

     Our financial highlights for the three months ended December 31, 1998 and for the year ended December 31, 1998 are set forth in the tables that follow.


                               -Tables to Follow-

                        AMERICAN DENTAL PARTNERS, INC.
                             FINANCIAL HIGHLIGHTS
                   (in thousands, except per share amounts)

                                   Three Months Ended        Years Ended
                                      December 31,           December 31,
                                     1998       1997       1998        1997
                                     ----       ----       ----        ----
                                       (unaudited)
Net revenue......................  $23,368    $16,650     $84,090    $53,270
                                   -------    -------     -------    -------
Operating expenses:
Salaries and benefits............   11,726      8,813      43,190     28,438
Lab fees and dental supplies.....    3,009      1,944      10,796      6,435
Office occupancy.................    2,103      1,446       7,635      4,814
Other operating expenses.........    1,817      1,831       6,840      6,264
General corporate expenses.......      949      1,077       3,951      3,337
Depreciation.....................      692        426       2,495      1,580
Amortization of intangibles......      495        296       1,732        645
                                   -------    -------     -------    -------
Total operating expenses.........   20,791     15,833      76,639     51,513
                                   -------    -------     -------    -------
Earnings from operations.........    2,577        817       7,451      1,757
Interest expense, net............      247        368       1,085        563
                                   -------    -------     -------    -------
Earnings before income taxes.....    2,330        449       6,366      1,194
Income taxes.....................      906         43       2,480        124
                                   -------    -------     -------    -------
Net earnings.....................  $ 1,424    $   406     $ 3,886    $ 1,070
                                   =======    =======     =======    =======

Net earnings (loss)
  per common share:
Basic............................  $  0.19    $  0.04     $  0.59    $ (0.05)
Diluted..........................  $  0.19    $  0.04     $  0.54    $ (0.05)
Weighted average common
  shares outstanding:
Basic............................    7,436      2,394       5,907      2,273
Diluted..........................    7,671      2,593       6,867      2,273

                        AMERICAN DENTAL PARTNERS, INC.
                             FINANCIAL HIGHLIGHTS
                                (in thousands)

                                             December 31,    December 31,
                                                 1998           1997
                                                 ----           ----
ASSETS
Current assets:
Cash and cash equivalents....................      $ 2,091     $ 4,675
Receivables due from affiliated practices....        4,579       3,207
Other current assets.........................        2,302       2,119
                                                   -------     -------
Total current assets.........................        8,972      10,001
                                                   -------     -------

Property and equipment, net..................       12,943       8,752
                                                   -------     -------
Non-current assets:
Intangible assets, net.......................       47,152      28,975
Other assets.................................        1,468         231
                                                   -------     -------
Total non-current assets.....................       48,620      29,206
                                                   -------     -------
Total assets.................................      $70,535     $47,959
                                                   =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses........      $10,618     $ 8,468
Current maturities of debt...................        1,079         774
                                                   -------     -------
Total current liabilities....................       11,697       9,242
                                                   -------     -------
Non-current liabilities:
Long-term debt...............................        9,980      21,253
Other liabilities............................          553         258
                                                   -------     -------
Total non-current liabilities................       10,533      21,511
                                                   -------     -------
Total liabilities............................       22,230      30,753
                                                   -------     -------

Series A convertible preferred stock.........            -       8,641
Series B redeemable preferred stock..........            -       7,656

Stockholders' equity.........................       48,305         909
                                                   -------     -------
Commitments and contingencies
Total liabilities and stockholders' equity...      $70,535     $47,959
                                                   =======     =======

                                      -3-